Shareholder Meeting Results

PIMCO California Municipal Income Fund II

Re election of Alan Rappaport Class I to serve until
the annual meeting for the 2018 fiscal year
Affirmative   Withheld Authority
26436475      1085518
Re-election of Hans W. Kertess* Class I to serve
until the annual Meeting for the 2018 fiscal year
3880          327
Re election of William B Ogden, IV Class I to serve
until the annual Meeting for the 2018 fiscal year
26379308      1142685

The other members of the Board of Trustees at the time of the meeting namely Messrs James A Jacobson, Bradford K GallagherJohn C Maney and Craig A Dawson and
Ms Deborah A DeCotis continued to serve as Trustees of the Fund

*Preferred Share Trustee